UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-43421

IMC RARE EARTHS LTD

(Translation of registrant’s name into English)

Avenida Paulista, 1765, 7th Floor

São Paulo, São Paulo, 0311-930, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMC RARE EARTHS LTD
Registrant

September 22, 2026	/s/ Francesco Scolaro
Francesco Scolaro
Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated September 22, 2026

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